UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aspect Medical Systems, Inc.

File No. 000-24663 - CF#22709

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Aspect Medical Systems, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 10, 2005.

Based on representations by Aspect Medical Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through November 9, 2011
Exhibit 10.2	through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director